9303 NEW TRAILS DRIVE, STE. 400 THE WOODLANDS, TX 77381

Via EDGAR and Federal Express

April 10, 2012

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeo Solutions, LLC
Registration Statement on Form S-4
Filed March 2, 2012
File No. 333-179870

Ladies and Gentlemen:

Set forth below are the responses of Nexeo Solutions, LLC, a Delaware limited liability company (the “Issuer,” and together with its consolidated subsidiaries, including Nexeo Solutions Finance Corporation, a Delaware corporation, the “Company,” “we,” “us” or “our”), and Nexeo Solutions Finance Corporation (the “Co-Issuer,” and together with the Issuer, the “Issuers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2012, with respect to the Company’s Registration Statement on Form S-4, File No. 333-179870, initially filed with the Commission on March 2, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of Registration Statement. We are also concurrently providing certain information responsive to Comment 14 and Comment 47 in a letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

General

1. We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Securities and Exchange Commission

April 10, 2012

Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Issuers acknowledge the Staff’s comment and have provided a supplemental letter attached to this response letter as Annex I stating that they are registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters.

Prospectus Cover Page

2. Please clarify that Nexeo Solutions, LLC and Nexeo Solutions Finance Corporation are co-issuers of the notes on the cover page of the prospectus.

Response:

The Registration Statement has been revised as requested. Please see the cover page of the prospectus included in Amendment No. 1.

3. We note that the old notes are and the new notes will be guaranteed by Nexeo Solutions Holdings, LLC, Nexeo Solutions Sub Holding Corp. and each of your existing and future domestic subsidiaries that guarantee obligations under your senior term loan facility and senior-secured asset-based revolving credit facility. In this section and throughout the filing, please identify these existing domestic subsidiary guarantors when you refer to the guarantors of the old and new notes. Additionally, please name these existing domestic subsidiaries as guarantors in the fee table and the legal opinion and arranged for them to sign the registration statement. If none of your existing domestic subsidiaries guarantee the old notes and will guarantee the new notes, please clarify your disclosure in this section and throughout the filing, including the Ownership and Corporate Structure Chart and corresponding footnotes on page 3.

Response:

The Issuers acknowledge the Staff’s comment and wish to clarify that the old notes are (and the new notes will be) currently only guaranteed by Nexeo Solutions Holdings, LLC and Nexeo Solutions Sub Holdings Corp. The indenture provides that the notes will be guaranteed on a senior subordinated basis by all existing and future wholly-owned domestic subsidiaries that guarantee the Credit Facilities. Based on customary exceptions to the guarantee requirements under each of the ABL Facility and the Term Loan Facility, none of our existing wholly owned domestic subsidiaries are required to be guarantors of either of the Credit Facilities, and, as a result, are not guarantors of the notes either. Subject to customary exceptions, all of our future direct and indirect wholly owned domestic subsidiaries will be required to be guarantors of the ABL Facility and the Term Loan Facility. We have revised the Registration Statement to clarify this point. Please see pages 3, 4, 29, 128 and 130 of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

4. Please disclose the following on the prospectus cover page:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

We note your disclosure of similar information on page ii.

Response:

The Registration Statement has been revised as requested. Please see the cover page of the prospectus and page ii of Amendment No. 1.

5. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:

The Issuers acknowledge the Staff’s comment and confirm that the offer will be held open at least through midnight on the twentieth business day following the commencement of the offering and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Note Regarding Forward Looking Statements, page iv

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer or statements made by issuers that are not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statement is made. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

The Registration Statement has been revised as requested. Please see page iv of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

Guarantees, page 10

7. Please tell us whether the joint venture referenced on page two is a guarantor of the notes being registered. If so, please tell us how you complied with the reporting requirements of Rule 3-10(g) of Regulation S-X.

Response:

The joint venture referenced on page two will not be a guarantor of the notes being registered. The Registration Statement has been revised to clarify that the joint venture will not be a guarantor of the notes. Please see pages 2 and 47 of Amendment No. 1.

Risk Factors, page 15

8. We note the third and fourth sentences in the first paragraph under this heading. Please note that all material risks should be described. If risks are not deemed material, you should not reference them.

Response:

The Registration Statement has been revised to remove the third and fourth sentences in the first paragraph under the “Risk Factors” heading. Please see page 15 of Amendment No. 1.

Risks Related to Regulations, Litigation and Insurance, page 22

9. For each risk factor in this section, please disclose whether there was a corresponding material impact on your results of operations or cash flows in each of the periods presented. Absent such disclosures, investors cannot assess the likelihood and magnitude of these risks.

Response:

The Issuers acknowledge the Staff’s comment and have added disclosure to the risk factor entitled “We may incur significant costs and liabilities in the future resulting from new or existing environmental laws or regulations or an accidental release of wastes or other materials into the environment” to disclose environmental remediation liabilities that Ashland recorded during the Predecessor Period, which are also set forth in “Note 11—Commitments, Contingencies and Litigation—Nexeo Solutions Holdings, LLC and Subsidiaries—Consolidated Financial Statements for the Periods Ended September 30, 2011 (Successor) and March 31, 2011, September 30, 2010 and 2009 (Predecessor).” With regard to the other risks included under the caption “Risks Related to Regulation, Litigation and Insurance,” there has been no material impact on the Distribution Business’ results of operations or cash flows in each of the periods presented in the Registration Statement associated with the risks described therein. We have revised all of the other risk factors in this section to clarify that there has not been material impact on the Distribution Business’ results of operations or cash flows in each of the periods presented in the Registration Statement associated with the risks described therein. Please see pages 22-26 of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

Unaudited Pro Forma Condensed Consolidated Financial Information, page 34

10. You disclose on page 47 that you wrote-up your inventory by $125.3 million to reflect the fair value as of March 31, 2011. Given this disclosure, please tell us why there was not an adjustment to decrease cost of sales related to the inventory write-up.

Furthermore, please revise your discussion of cost of sales in MD&A to quantify the impact to cost of sales related to the inventory write-up of $125.3 million. Presumably there was some portion of the written-up inventory that was subsequently sold and so the impact on operating results would be considered non-recurring and directly attributable to the transaction. See Article 11-02(b)(5) of Regulation S-X.

Response:

As of April 1, 2011, the Successor adopted the average cost inventory valuation method while the Predecessor utilized the LIFO method. The inventory write-up of $125.3 million to reflect the fair value as of March 31, 2011 consisted of the elimination of the March 31, 2011 LIFO reserve of $110.6 million and a write-up of the average cost inventory by $14.7 million. The average cost step-up was recognized in cost of sales and operating expenses in the three months subsequent to the acquisition. We agree that the effect of the recognition of the $14.7 million step-up in cost of sales and operating expenses in the Successor period ended September 30, 2011 is non-recurring and directly attributable to the transaction. The pro forma condensed consolidated information has been revised accordingly to be consistent in the treatment of the transaction costs. Please see pages 14, 37, 38 and 40 of Amendment No. 1. We have also revised the MD&A to clarify the effect of the inventory step-up on cost of sales and operating expenses for the period ended September 30, 2011. Please see pages 48 and 56 of Amendment No. 1.

Pro Forma Adjustments, page 37

11. You present an adjustment to transaction related costs of $68.3 million and on page 38 you disclose you made the adjustment to remove transaction related costs resulting from the Ashland Distribution Acquisition for the period. Please amend your filing to quantify the components of the $68.3 million.

Response:

The Registration Statement has been revised as requested. Please see page 39 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Operational and Financial Highlights, page 43

12. You disclose that you invested in your physical distribution network to enhance the safety and security of your personnel as well as your business partners. Please amend your filing to explain the actions you took to enhance the safety and security of your personnel as well as your business partners and the contributing factors why you believed such actions were necessary.

Response:

Securities and Exchange Commission

April 10, 2012

The Registration Statement has been revised as requested. Please see page 45 of Amendment No. 1.

China Joint Venture Acquisition, page 45

13. You disclose that in certain situations you have an obligation to acquire the remaining 40% of the joint venture from the shareholders of Beijing PlasChem. Please tell us the situations that would create such an obligation. Also, please tell us whether the joint venture shareholders can “put” their shares to you.

Response:

Under the definitive agreements entered into on September 26, 2011 and, as amended, December 24, 2011 to form a joint venture with the shareholders of Beijing PlasChem (the “BPC Shareholders”), once we have completed the purchase of our 60% interest we have an obligation to acquire the equity interests of the joint venture held by the BPC Shareholders upon the request of the BPC Shareholders in certain situations, as described further below. In the event we are obligated to acquire the interests, the maximum aggregate purchase price for the entirety of the remaining 40% joint venture interests can be no more than approximately RMB 650 million (approximately $102.8 million at March 31, 2012), as disclosed in the Registration Statement on page 2, 47 and F-20 of Amendment No. 1.

•

In the event we take certain material actions in respect of the operation of the joint venture without their consent, the BPC Shareholders will have the right to sell the Company the remainder of their joint venture interests for up to RMB 650 million ($102.8 million as of March 31, 2012). These actions are as follows:

¡	the merger, amalgamation or consolidation of any of the joint venture or its subsidiaries with any person;

¡	a decrease in the registered capital of any of the joint venture or its subsidiaries;

¡

the dissolution of any of the joint venture’s group members, except for certain conditions or events set forth in the definitive agreements to which we, upon our sole motion, have the right to dissolve the joint venture;

¡	termination of the joint venture’s employment agreement with any BPC Shareholder for a reason other than such BPC Shareholder committing one of the following acts:

¡	committing serious dereliction of duty or practicing graft, in both cases that causes substantial damage to the joint venture;
¡	being convicted for criminal liability; or
¡	taking other actions specified by applicable law that give the joint venture the right to terminate the relevant employee’s employment agreement immediately without any severance payment;

¡

removal of any BPC Shareholder from the position of General Manager or Deputy General Manager of the joint venture, as applicable, or a material breach by the joint venture of certain sections of their respective employment agreements with the joint venture;

¡	adoption of a budget that sets (or amends an existing budget such that it sets) target net working capital below RMB 50 million ($7.9 million as of March 31, 2012) for 2012 or for 2013;

Securities and Exchange Commission

April 10, 2012

¡

adoption of a budget that sets (or amendment of an existing budget such that it sets) the maximum amount of annual capital expenditure below RMB 5 million ($0.8 million as of March 31, 2012) for 2012 or for 2013;

¡	adoption or amendment of the 2012 budget reducing target EBITDA below RMB 150 million ($23.7 million as of March 31, 2012);

¡	adoption or amendment of the 2013 budget reducing target EBITDA below RMB 180 million ($28.5 million as of March 31, 2012); or

¡	a sale of all or substantially all the assets or equity interests of any of the joint venture’s group members.

We do not intend to take any of these actions, each of which is entirely within our control.

•

Upon the completion of the liquidation of Beijing PlasChem and so long as one year has elapsed from the closing of the joint venture transaction and upon the BPC Shareholders’ request, we would have the obligation to purchase a 30% interest in the joint venture held by the BPC Shareholders at a purchase price considered to approximate fair value at the time of the transfer, up to a maximum of RMB 150 million ($23.7 million as of March 31, 2012). Liquidation of an entity in China is a lengthy and difficult process and is subject to Chinese governmental approval. It typically takes no less than 12 months to complete the liquidation process and there is no guarantee that governmental approval of the selling entity’s liquidation plan will be approved. No decision has been made at this time by the BPC Shareholders whether to exercise their rights if liquidation is achieved. Such decision may be based on, among other things, the economic value of the joint venture at the time of such decision, the strategic goals of the BPC Shareholders at such time and other relevant business considerations.

•

Upon delivery of the 2013 audited financial statements of the joint venture, the BPC Shareholders will have the right to sell to the Company any remaining interest in the joint venture held by the BPC Shareholders. In the event that liquidation of Beijing PlasChem has already been achieved and we have already purchased an additional 30% interest in the joint venture at the request of the BPC Shareholders pursuant to the put option described in the bullet above, the price of any transfer of the remaining interest would be based solely on EBITDA targets achieved and is intended to reflect the fair value of the joint venture upon achieving such EBITDA targets, up to a maximum of RMB 500 million ($79.1 million as of March 31, 2012). If the liquidation of Beijing PlasChem has not been achieved at the time the 2013 audited financials for the joint venture are delivered, the following purchase prices will apply in the event the BPC Shareholders request that we purchase their remaining equity interest in the joint venture:

¡

If the joint venture has achieved at least 80% of certain EBITDA targets for 2012 and 2013 and has at least filed an application for the liquidation of Beijing PlasChem, then the purchase price for the remaining equity interest would be approximately RMB 500 million ($79.1 million as of March 31, 2012).

¡

If the joint venture has achieved at least 80% of certain EBITDA targets for 2012 and 2013 but has not filed an application for the liquidation of Beijing PlasChem, then the purchase price for the remaining equity interest would be approximately RMB 350 million ($55.3 million as of March 31, 2012).

Securities and Exchange Commission

April 10, 2012

¡

If the joint venture fails to meet 80% of the EBITDA targets but the BPC Shareholders file an application for the liquidation of Beijing PlasChem, then the purchase price for the remaining equity interest would be approximately RMB 150 million ($23.7 million as of March 31, 2012).

¡

If the joint venture fails to meet 80% of its EBITDA targets and the BPC Shareholders fail to file an application for the liquidation of Beijing PlasChem, then the purchase price would be the minimum required purchase price under PRC law (i.e., the portion of the joint venture’s registered capital owned by the BPC Shareholders, which would be a maximum of RMB 50 million ($7.9 million as of March 31, 2012)).

Additionally, please note that any of the transfers of the BPC Shareholders’ interests pursuant to the put rights described above would be subject to PRC Governmental approval and there is no guarantee that PRC Government approval of the transfer can be secured at all, or at the contracted prices.

As is evident in the response above, the put rights of the BPC Shareholders were heavily negotiated and complicated. We have summarized these rights in the Registration Statement at a level we feel is more appropriate given the relative size of the joint venture with Beijing PlasChem. Specifically, we have disclosed the maximum amount that we might be obligated to pay upon the exercise of the BPC Shareholders of any put rights, a general description of the performance-based EBITDA trigger and our expectations on how we would fund any subsequent acquisition of additional interests in the joint venture. In addition to the income test of significance requested in response to Comment 14 below, we’ve provided additional other supplemental datapoints in Schedule A to the Supplemental Letter regarding Beijing PlasChem to illustrate the relatively insignificant size of the Beijing PlasChem joint venture when compared to the Company as a whole.

14. So that we may better understand whether the joint venture you entered into in September and December 2011 is material, please provide us your income test of significance pursuant to Rule 3-05 of Regulation S-X. If you determine that the joint venture acquisition is significant, please amend your filing to provide the required financial statements of the joint venture. Furthermore, if you determine the acquisition of the joint venture is material to your financial statements or to an investor, please provide pro forma financial information pursuant to Article 11 of Regulation S-X.

Response:

We are providing the Staff with the Company’s income test significance calculations under Rule 3-05 of Regulation S-X with respect to the proposed acquisition of 60% of the joint venture with Beijing PlasChem, which is included as Schedule A to the Supplemental Letter. Please note that the acquisition of the 60% joint venture interest is currently only a “probable” acquisition. We have not completed the acquisition and do not expect to complete the acquisition until the second half of 2012. Pursuant to Rule 3-05 of Regulation S-X, we are currently only required to include financial statements in the Registration Statement with respect to the probable acquisition of the 60% joint venture interest if any of the significance tests exceed 50% significance.

Pursuant to the instructions set forth in the Division of Corporation Finance Financial Reporting Manual (the “Staff Manual”) regarding financial statements used to measure significance, specifically Section 2025.5 of the Staff Manual regarding significance implementation for registrants in existence for

Securities and Exchange Commission

April 10, 2012

less than one year and Section 2025.10 regarding significance implementation for a registrant that is a successor to a predecessor company, we have compared the most recent unaudited pre-acquisition annual financial statements of Beijing PlasChem for the year ended December 31, 2011, to the Company’s consolidated financial statements for the period from November 4, 2010 (inception) to September 30, 2011, the Company’s most recently completed audited fiscal period prior to the proposed acquisition. Pursuant to the guidance set forth in Section 2015.9 of the Staff Manual, because the Company reported a pre-tax loss for the period from November 4, 2010 (inception) to September 30, 2011, we used the absolute value of the Company’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle as the denominator. To calculate the numerator, we converted Beijing PlasChem’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle from Renminbi to U.S. dollars using a 2011 average foreign exchange rate of 6.47 RMB to $1.00 U.S. Dollar in accordance with ASC 830, Foreign Currency Matters, and multiplied the converted sum by 60%, to reflect the interest proposed to be purchased by the Company, consistent with the guidance set forth in Rules 3-05 and 1-02(w) of Regulation S-X as well as Sections 2015.8 and 2025.4 of the Staff Manual that any income of the target business attributable to non-controlling interests in the acquisition vehicle should be deducted from the numerator.

Please note that the financial statements of Beijing PlasChem were prepared on the basis of generally accepted accounting practices for the People’s Republic of China (“PRC GAAP”). We recognize that Section 2015.3 of the Staff Manual provides that both the numerator and the denominator of the significance tests be determined in accordance with U.S. GAAP. Beijing PlasChem historically was never exposed to the requirements and guidance under U.S. GAAP, has no knowledge in such matter or processes in place to obtain and retain the relevant data and analysis to the extent they differ between PRC and US GAAP. As a consequence, we assessed the efforts both in respect to time and expense of fully converting the financial information for Beijing PlasChem from PRC GAAP to U.S. GAAP. Educating Beijing PlasChem resources, hiring third-party advisors, obtaining information required for U.S. GAAP but not maintained due to different PRC GAAP requirements, an in-depth analysis of all transactions and sufficient documentation of relevant accounting policies and conclusions would require significant time to complete at considerable expense to the Company. That said, the Company did a preliminary analysis of the differences between PRC GAAP and U.S. GAAP to determine if a U.S. GAAP calculation would yield a higher or lower income before taxes calculated in accordance with Rule 1-02(w) of Regulation S-X. We and our transaction advisors reviewed the Beijing PlasChem audited financial statements for the year ended December 31, 2010, reviewed the auditor’s working papers for such year, assessed frequently occurring differences between PRC and U.S. GAAP and had discussions with management. Our analysis indicated that U.S. GAAP numbers would show a lower profitability than PRC GAAP numbers due to recognition of certain incremental expenses under U.S. GAAP, resulting in an even lower significance if the financials were converted to U.S. GAAP.

Specifically, there are certain known expenses that are not recognized under PRC GAAP which would require recognition under U.S. GAAP, including certain unaccrued employee-related expenses, such as certain payroll taxes and other governmental payments associated with compensation and imputed rent that is not required to be reflected under PRC GAAP when the business is operating rent-free in a facility owned by a shareholder. If the Beijing PlasChem financials were presented on a U.S. GAAP basis, we would be required to accrue for these expenses, which would accordingly further decrease profitability of Beijing PlasChem.

Securities and Exchange Commission

April 10, 2012

In addition, we identified a number of preliminary potential differences that could cause the U.S. GAAP results to be lower than PRC GAAP results if they apply to the Beijing PlasChem financials. The actual impact on the Beijing PlasChem financial statements could not be determined without further detailed analysis of the relevant transactions and facts and circumstances. For example:

•

PRC GAAP requires the reversal of previous inventory write-downs (e.g., upon improved economic circumstances), resulting in a positive effect on income even prior to the actual disposal of such inventory. If such reversals had occurred during 2011, the U.S. GAAP results would not reflect such reversals and be lower than PRC GAAP results.

•	PRC GAAP permits the reversal of write-downs on financial assets, with a similar result on the comparative profitability

And finally, we identified a number of differences in the accounting guidance between PRC GAAP and U.S. GAAP, whose potential effects on Beijing PlasChem we deemed immaterial. For example:

•

The impairment model for long-lived assets differs between the frameworks. While similar impairment triggers are monitored, the actual impairment charge on long-lived assets is determined differently. The total long-lived assets of Beijing PlasChem as of December 31, 2010 were RMB 3.7 million ($0.6 million as of March 31, 2012) and accordingly even if there were any impairment charges during the year ended December 31, 2011 the U.S. GAAP amount could not be materially different.

•

The guidance for lease classification differs between the frameworks. PRC GAAP reflects a more substance-oriented approach, whereas U.S. GAAP represents a formalistic rules-set with certain bright lines. Beijing PlasChem incurs very limited rent expenses (for example, its audited financial statements for fiscal 2010 report approximately $0.2 million in annual rent expense) and according any effect of this GAAP difference cannot be material to the entity’s comparative materiality.

As a result of this analysis and the considerable difference between the significance based on PRC GAAP and the 50% threshold, respectively, we are comfortable that if the acquisition was not significant based on the PRC GAAP financials, it would not be significant when calculated on U.S. GAAP financial statements as they would yield even lower income before taxes for Beijing PlasChem.

Based on this significance calculation, as set forth in Schedule A to the Supplemental Letter, we concluded that financial statements with respect to the acquired 60% interest of the joint venture would not be required in this Registration Statement.

Key Factors Affecting our Results of Operations and Financial Condition, page 48

15. You disclose on page 50 that certain price increases related to the increase of the price of a barrel of crude oil and on page 54 you disclose that the increase in average selling price was due to increasing oil and natural gas prices. Please amend your filing to include a discussion that quantifies the price increases period over period for your material raw materials. Refer to Section 501.4 of the Financial Reporting Codification.

Securities and Exchange Commission

April 10, 2012

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 52, 54 and 55 of Amendment No. 1.

Results of Operations, page 50

16. We note that your discussion does not fully analyze the factors that led to the changes in various line items from period-to-period. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Please expand your disclosure to more fully discuss the causes for any material changes from period to period and any seasonal aspects that had a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the material increases or decreases in each line item. For example, in your sales and operating revenue discussion for your chemicals business segment for the three months ended December 31, 2011, you should quantify the factors leading to volume increases for chemical commodity products, explain how the typical seasonal demand pattern increased the volume for these products, and explain why the price of feedstocks increased as compared to the prior period. Please revise your disclosure throughout Results of Operations accordingly.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 51-56 of Amendment No. 1.

17. We note that you present pro forma information for the year ended September 30, 2011 on page 36. Please tell us your consideration of providing in MD&A a discussion of the pro forma year ended September 30, 2011 as compared to the year ended September 30, 2010. It would appear a discussion of your annualized operating results would be more meaningful and useful to an investor’s understanding of your operations.

Response:

We considered presenting a discussion of the pro forma results of operations for the year ended September 30, 2011 (Successor) as compared to the year ended September 30, 2010 (Predecessor) in the MD&A, but decided that the information was not directly comparable and, as discussed below, would provide nominal additional information.

1.	During the pro forma period ended September 30, 2011, the Successor adopted the average cost method to account for inventories. Results of operations of the Predecessor for the year ended September 30, 2010 inventories are accounted for using the LIFO method.

2.	The pro forma results of operations for the Successor for the year ended September 30, 2011 include additional depreciation expense and amortization expense relating to the step-up in basis for various assets arising from the acquisition. Depreciation and amortization expense for the Predecessor for the year ended September 30, 2010 is based on historical cost.

Securities and Exchange Commission

April 10, 2012

3.	During the Predecessor period, the Distribution Business was operated as an unincorporated commercial unit of Ashland and used centralized functions of Ashland to support its operations, and, in return, Ashland allocated certain of its expenses to the Distribution Business. Since the Ashland Distribution Acquisition, the Company has operated as a stand-alone company. The pro forma results of operations for the year ended September 30, 2011 include allocated expenses from Ashland for the portion of the year the Distribution business was owned by Ashland (through March 31, 2011) and expenses incurred as a stand- alone company subsequent to the acquisition.

Therefore, we believe that a supplemental discussion of the pro forma results of operations for the year ended September 30, 2011 as compared to the year ended September 30, 2010 in the MD&A would not provide the investor with meaningful additional information.

Liquidity and Capital Resources, page 64

18. On page 26, we note that your access to credit under the ABL Facility is potentially subject to significant fluctuations depending on the value of the eligible assets in the borrowing base as of any valuation date and that the inability to borrow under the ABL Facility may adversely affect your liquidity, results of operations and financial condition. We further note the presence of certain cash collateral provisions in the ABL Facility on page 123. Please expand your discussion of liquidity to provide more detail regarding how these aspects of the credit facility would impact the company’s financial condition and liquidity.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 65 and 66 of Amendment No. 1.

19. In this section, please provide a cross-reference to your description of other indebtedness on page 122.

Response:

We respectfully submit that the cross-reference requested is already included in the Registration Statement. Please see page 66 of Amendment No.1.

20. You disclose on page 66 that your cash flows from operations were impacted, in part, by the decrease in accounts receivable and you attribute this decrease to the timing of customer payments. Please amend your filing to provide a more robust discussion of the underlying reason for the decrease in your accounts receivable, such as a discussion of the days sales outstanding for each period presented, including an analysis of the contributing factors for material changes period over period. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response:

The Registration Statement has been revised as requested. Please see page 67 of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

21. You disclose on page 20 that from April 1, 2011 through December 31, 2011, you sold products in over 70 different countries and generated 21.7% of total sales outside the United States. Since your foreign operations appear material, please amend your filing to disclose the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents. Also, please quantify the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.09 for guidance.

Response:

The Registration Statement has been revised as requested. Please see page 66 of Amendment No. 1.

Off Balance Sheet Arrangements, page 69

22. You disclose that you are party to various financial guarantees and other commitments and these arrangements typically involve elements of performance and credit risk. Although you disclose that the possibility that you would have to make actual cash expenditures in connection with these obligations will be largely dependent on the performance of the operating affiliate or the occurrence of future events that you are unable to predict, please amend your filing to disclose the range of any potential loss that you are exposed to as a result of these arrangements.

Response:

Upon further evaluation of the financial guarantees and other commitments referenced under the caption “Off Balance Sheet Arrangements” in the initial filing of the Registration Statement, we determined that none of these items are off-balance sheet arrangements as defined by Item 303 of Regulation S-K. None of the guarantees and letters of credit are contingent in nature but rather provide credit support to Company obligations of our consolidated affiliates. While there is a possibility that we would have to make cash payments in connection with these obligations, the maximum exposure under these arrangements is limited to the amount of the accrued payment obligations for which such amounts are already reflected in the outstanding accrued payables recorded in our financial statements at any given time. We have revised the Registration Statement to state that we have no material off-balance sheet arrangements. Please see page 71 of Amendment No. 1.

Quantitative and Qualitative Disclosures About Market Risk, page 70

23. You disclose on page 21 that you may be adversely affected by foreign exchange rate fluctuations and on page 20, you disclose that from April 1, 2011 through December 31, 2011 you sold products in over 70 different countries and generated 21.7% of total sales outside the United States. Please amend your filing to enhance your disclosure to discuss your risk management strategy as it relates to foreign exchange rates and whether you use derivatives to mitigate your exposure to loss. Refer to Item 305 of Regulation S-K for guidance.

Response:

Securities and Exchange Commission

April 10, 2012

The Registration Statement has been revised as requested. Please see page 72 of Amendment No. 1.

24. You disclose on page 16 that energy costs are a significant component of certain raw materials that are included in your product costs and because your products are primarily commodities or include significant commodity content you have no control over the changing market value of the commodities. Please amend your filing to enhance your disclosure to discuss your risk management strategy as it relates to commodity prices and whether you use derivatives to mitigate your exposure to loss. Refer to Item 305 of Regulation S-K for guidance.

Response:

The Registration Statement has been revised as requested. Please see page 71 of Amendment No. 1.

Revenue Recognition, page 72

25. You disclose on page 18 that you use third parties, such as common carriers, to deliver products to your customers and that common carriers account for approximately 11.6% of deliveries from your North American warehouses. Given the materiality of these sales, please amend your revenue recognition policy to clarify your policy as it relates to the use of third parties (i.e. is policy FOB shipping point, when does title transfer, who is responsible for loss of inventory in transit, which party insures inventory during transit, etc.).

Response:

The Registration Statement has been revised as requested. Please see page 74 and F-38 of Amendment No. 1.

Business, page 75

26. Please expand this section to address the following requirements pursuant to Item 101 of Regulation S-K:

•	Describe the general development of your business during the past five years pursuant to Item 101(a);

•	Disclose the financial information about industry segments or include an appropriate cross-reference pursuant to Item 101(b);

•	Describe the extent to which the business of an industry segment is or may be seasonal pursuant to Item 101(c)(1)(v);

•	Describe your practices and the practices of your industry relating to working capital items pursuant to Item 101(c)(1)(vi); and

•	Disclose the financial information about geographic areas or include an appropriate cross-reference pursuant to Item 101(d).

Securities and Exchange Commission

April 10, 2012

Response:

Please see responses to each bulleted item below:

•	Describe the general development of your business during the past five years pursuant to Item 101(a);

The Registration Statement has been revised as requested. Please see page 76 and 77 of Amendment No. 1.

•	Disclose the financial information about industry segments or include an appropriate cross-reference pursuant to Item 101(b);

The Registration Statement has been revised as requested. Please see page 79 of Amendment No. 1.

•	Describe the extent to which the business of an industry segment is or may be seasonal pursuant to Item 101(c)(1)(v);

The Registration Statement has been revised as requested. Please see page 86 of Amendment No. 1.

•	Describe your practices and the practices of your industry relating to working capital items pursuant to Item 101(c)(1)(vi); and

The Registration Statement has been revised as requested. Please see page 86 of Amendment No. 1.

•	Disclose the financial information about geographic areas or include an appropriate cross-reference pursuant to Item 101(d).

We respectfully submit that the geographic information required pursuant to Item 101(d) is already included in the Registration Statement in the table on page 78.

Legal Proceedings, page 90

27. Please disclose the relief sought by the NLRB in the complaint it filed against you in November 2011. Refer to Item 103 of Regulation S-K.

Response:

We acknowledge the Staff’s comment, but respectfully submit that our current disclosure of legal proceedings is compliant with Item 103 of Regulation S-K. As stated in the first paragraph under the heading “Legal Proceedings” on page 92 of Amendment No. 1, we are not currently party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operation or cash flow. We have voluntarily included in the Registration Statement a general description of the NRLB claims, but have not included all information required by Item 103 with respect to these cases because they are not material. These cases do not include requests for a specific dollar amount of damages in the applicable claims, their

Securities and Exchange Commission

April 10, 2012

assertions primarily relate to the claim that we are obligated to continue to cover employees under the underfunded union-affiliated multi-employer pension plan in which the employees participated as employees of the Distribution Business, as disclosed on page 93 of the Registration Statement; however, based on a reasonable analysis of the amounts that could ultimately be recovered, the amounts involved in such cases, individually and in the aggregate, do not exceed 10% of our consolidated current assets. We make such determinations as part of a comprehensive ongoing assessment of legal claims and actions that takes into consideration such items as changes in our pending case load (including resolved and new matters), advice of legal counsel, developments in the NRLB proceedings, changes in the law, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and legal counsel’s past experience in defending and settling similar claims. Furthermore, we respectfully submit that no additional disclosure is required under Item 103 of Regulation S-K because the NLRB claim is not an administrative or judicial proceeding arising under any Federal, State or local provisions that have been enacted or adopted regulating the discharge of materials into the environment or primary for the purpose of protecting the environment. For the reasons cited above, we respectfully submit that we have complied with Item 103 of Regulation S-K and no further disclosure regarding these proceedings is required.

Management, page 91

28. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of the registrant’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Registration Statement has been revised as requested. Please see pages 94 and 96-98 of Amendment No. 1.

Compensation Discussion and Analysis, page 97

FY 2011 Bonus Plan, page 99

29. We note your statement on page 99 that the bonus payouts related to fiscal year 2011 will be included for your NEOs in the Summary Compensation Table for the fiscal year 2012 because they were earned in that fiscal year. Please note that if the relevant performance measure is satisfied during the fiscal year, the earnings are reportable for that fiscal year, even if not payable until a later date. Refer to Instruction No. 1 to Item 402(c)(2)(vii) of Regulation S-K. Please advise us as to why you have not included these Bonus Plan payouts in the Summary Compensation Table or revise the Summary Compensation Table accordingly. This comment also applies to the bonus Mr. Smith received pursuant to the Bonus Plan, as described in footnote 2 to the Director Compensation Table on page 109.

Response:

The Issuers acknowledge the Staff’s comment and respectfully submit that we are in compliance with Item 402(c)(2)(vii) of Regulation S-K. The Issuers direct the Staff’s attention to the last sentence of the third full paragraph on page 103 of Amendment No. 1. As noted in this disclosure, the recipients

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April 10, 2012

must be employed with the Issuer on the payout date in order to receive the payout. As such, the award is not “earned” until both performance and employment conditions are satisfied. According to the Adopting Release that became effective on November 7, 2006 (the “Adopting Release”), non-equity incentive awards are disclosed when earned (i.e., not when awarded). See Adopting Release Notes 135 and 170-173. The bonuses in question were not earned during the reported fiscal year because the condition of continuous employment through the payout date was not satisfied during fiscal year 2011. Because the awards were not earned in the reported fiscal year, we believe the non-inclusion of such awards in the Summary Compensation Table is in compliance with Instruction No. 1 to Item 402(c)(2)(vii) of Regulation S-K (which requires such awards be reported in the year earned).

Compensation & Disclosure Interpretations (“C&DIs”) Question 119.17 indicates a discussion of awards in CD&A is appropriate even if such awards are not earned in the reported year. As such, we included in the Registration Statement a discussion of such awards. Please see pages 104 and 113 of Amendment No. 1.

With regard to the bonus Mr. Smith received that was disclosed in footnote 2 to the Director Compensation Table, in order for Mr. Smith to receive the payout, it was required that he be actively serving as Chairman of the Issuer on the payout date. The payout date occurred after the reported fiscal year. Therefore, using the above analysis, and in compliance with Regulation S-K Item 402(k)(2)(v), the bonus was not earned in the reported fiscal year. As such, we believe the non-inclusion of such award in the Summary Compensation Table is in compliance with Instruction No. 1 to Item 402(c)(2)(vii) of Regulation S-K and that the discussion of such award in CD&A is consistent with the C&DI discussed above. The bonus will be reflected in the next reported fiscal year since it will be earned in that next year.

30. On page 100, it appears that you granted discretionary bonuses in the 2011 fiscal year, however, it does not appear that these bonuses are listed in the Summary Compensation Table. Please note that discretionary cash bonuses that are not based on any performance criteria should be reported in the bonus column of the Summary Compensation Table. Refer to Regulation S-K Compensation Disclosure and Interpretation Question 119.02. Please advise us as to why you have not included these bonuses in the Summary Compensation Table or revise the Summary Compensation Table accordingly.

Response:

The Issuers acknowledge the Staff’s comment and agree that discretionary bonuses should be reported in the bonus column of the Summary Compensation Table. However, as explained in the second sentence of the last paragraph on page 103 of Amendment No. 1, the recipients of such bonus must be employed with the Issuer on the payout date in order to receive the payout. As such, the discretionary bonus is not “earned” until the employment condition is satisfied. According to Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, bonuses are reported in the year earned (if such is separate from the payment date). The discretionary bonuses disclosed at the top of page 104 of Amendment No. 1, the earned date and the payment date are the same and fall outside of the reported fiscal year. Because the awards were not earned in the 2011 fiscal year, we believe the non-inclusion of such awards in the Summary Compensation Table is in compliance with Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K (which requires such awards be reported in the year earned), and further, have complied with C&DI Question 119.02 and Question 119.17 (which provide that a discussion in the CD&A is appropriate even if the awards were not earned in the reported year).

Securities and Exchange Commission

April 10, 2012

31. In footnote 2 at the top of page 101, we note that the Compensation Committee accelerated the vesting of the first tranche of Performance-Based Units to recognize the efforts of the NEOs and senior management in launching Nexeo Solutions, LLC as a stand-alone company. Please clarify whether the company had achieved the applicable performance-based metric when the Compensation Committee accelerated the vesting of these units. On page F-51, it appears that the company did not meet its EBITDA-based performance target for the period ending September 30, 2011.

Response:

The Issuers acknowledge the Staff’s comment and reply that the first tranche of the Performance-Based Units was 20% of the award and the Issuer had not met the performance target at the time of accelerated vesting.

Summary Compensation Table, 103

32. In footnote 4, we note that you refer to the “Share-Based Compensation” section in your financial statements for the year ended September 30, 2011 for a discussion of the valuation assumptions for the Holdings Series B Units. This section does not appear to be located in the notes to your financial statements. Please advise us as to where the discussion of the valuation assumptions is located.

Response:

The Issuers acknowledge the Staff’s comment and have amended footnote 4 to the Summary Compensation Table to incorporate all of the valuation assumptions that were used to value the equity awards. Please see page 107 of Amendment No. 1.

33. We note that you include consulting fees that were earned prior to the Short Year in the All Other Compensation column in the Summary Compensation Table. Please tell us supplementally when these fees were earned and why you included them in the Summary Compensation Table.

Response:

The Issuers acknowledge the Staff’s comment. As the Staff correctly noted, the consulting fees in question were both earned and paid prior to the reported fiscal year. The Registration Statement has been revised to delete references to such consulting fees within the Summary Compensation Table. Please see pages 107 and 108 of Amendment No. 1. By excluding these consulting fees, Michael J. Smith has replaced David L. Chapman as a named executive officer. Mr. M. Smith’s information has been provided in all relevant portions of the Compensation Discussion and Analysis. Please see pages 102, 103, 104, 107, 108, 109 and 110.

Grant of Plan-Based Awards for the 2011 Fiscal Year, page 105

34. We note that you granted David Bradley phantom units on March 31, 2011. While this date occurs before April 1, 2011, the beginning date of the Short Year, it appears that these units were granted during the 2011 fiscal year. Please explain to us supplementally why you have not included these units in the Summary Compensation Table.

Response:

Securities and Exchange Commission

April 10, 2012

The Issuers acknowledge the Staff’s comment. The phantom units were granted prior to the reported fiscal year. For this reason they were not reported in the stock column of the Summary Compensation Table as would have otherwise been required if the phantom units had been granted within the reported fiscal year. See Regulation S-K, Item 402(c)(2)(v).

Security Ownership of Certain Beneficial Owners and Management, page 110

35. In footnote 1, we note your statement that “Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Interests except to the extent of their pecuniary interest in the TPG Interests.” Please note that pecuniary interest is not part of the beneficial ownership determination. Refer to Instruction 2 to Item 403(a) of Regulation S-K and Exchange Act Rule 13d-3. Please revise your disclosure accordingly.

Response:

The Registration Statement has been revised as requested. Please see pages 115 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 112

36. Please revise this section to describe the transaction referenced on page 64 whereby you made quarterly tax distributions to, or on behalf of, your members of approximately $10 million relating to the period October 1, 2011 to December 31, 2011. Please also describe the consulting fee arrangements you reference in the footnotes to the All Other Compensation Table on page 104.

Response:

The Registration Statement has been revised as requested. Please see page 117 of Amendment No. 1.

The Exchange Offer, page 114

37. We note the first two representations that you require any holder to represent to you in writing or be deemed to represent to you in writing. Please revise the first representation so that any party participating in the exchange offer represents that the new notes to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner. Please revise the second representation so that it does not limit the representation to the time of commencement or consummation of the exchange offer.

Response:

The Registration Statement has been revised as requested. Please see page 118 of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

Acceptance of Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer, page 119

38. Please revise the first sentence of this paragraph to state that you will issue the new notes registered under the Securities Act in exchange for the old notes promptly upon expiration of the offer. Please revise here and throughout the document, as necessary.

Response:

The Registration Statement has been revised as requested. Please see page 123 of Amendment No. 1.

39. We note your statement on page 119 that “[u]pon satisfaction or waiver of all the conditions to the exchange offer, . . . , we will accept, . . . , all old notes properly tendered that have not been validly withdrawn . . . .” We further note your sentence on page 120 that “[t]he foregoing conditions . . . may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time.” These sentences imply that you could assert a condition up to the point of acceptance of the old notes. Please note that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your disclosure accordingly.

Response:

The Issuers acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 123 and 124 of Amendment No. 1.

Certain United States Federal Income Tax Considerations, page 199

40. Please remove the word “certain” from this heading, the first sentence of the first paragraph on page 199, and the subsequent discussion. All material tax considerations should be described.

Response:

The Registration Statement has been revised as requested. Please see page 203 of Amendment No. 1.

Certain ERISA Considerations, page 200

41. Please remove the word “certain” from this heading, the first sentence of the first paragraph on page 200, and the subsequent discussion. All material considerations should be described.

Response:

The Registration Statement has been revised as requested. Please see page 204 of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

Financial Statements, page F-2

42. You disclose on page 17 that you corrected an error in your financial statements related to the valuation of inventory in the United States for the Ashland acquisition that resulted in an overstated value of your U.S. inventories as of June 30, 2011 and understated costs of sales by a similar amount for the period from April 1 to June 30, 2011. Please tell us how you concluded the error did not materially impact prior period financial statements of the predecessor. Please quantify the error correction and the impact to sales, gross profit, operating income, and net income. Please tell us how the error was identified and whether the error correction impacted the $125.3 million inventory step-up discussed on page 47.

Response:

Prior to the issuance of our financial statements for the period ended September 30, 2011, we detected a clerical error in the subsequent accounting for the Ashland Distribution Acquisition purchase price allocation which impacted cost of sales for the interim period April 1, 2011 to June 30, 2011. The error related to the valuation of inventory in the United States (the “U.S.”) where the Company valued inventories at cost using the LIFO method. At the Ashland Distribution Acquisition date, excluding the elimination of the $110.6 million LIFO reserve, the fair value of the acquired U.S. inventory was stepped up by approximately $11.2 million and the fair value of non-U.S inventory was stepped up by approximately $3.5 million. The total inventory purchase price adjustment of $125.3 million was correctly recorded as of March 31, 2011 and established a new U.S. base LIFO layer for the Successor company. Subsequent to the Ashland Distribution Acquisition, the Company inadvertently double counted the $11.2 million U.S. inventory step up as of June 30, 2011. As a result, gross profit, operating income and net income were overstated for three months ended June 30, 2011 by $11.2 million. The error only impacted U.S. inventories as non-U.S. inventories were stated at cost using the average cost method. The error was detected by management during the course of performing a review of our LIFO calculation processes and procedures. We determined that no other periods were affected and we implemented additional review and sign-off procedures surrounding our LIFO calculation processes.

Prior to issuance of the unaudited condensed consolidated financial statements for the three month period ended December 31, 2011, we elected to change our method of accounting for U.S. inventories to the average cost method from the LIFO method and we have applied this change in accounting retrospectively to March 31, 2011.

Note 16 – Financial Statements of Guarantors and Issuers of Guaranteed Securities, page F-21

43. The disclosures on pages 12 and 30 reference restrictions on your ability to transfer cash among the parent and subsidiaries. Please amend your filing to provide the following disclosures:

•	Any significant restrictions on the ability of the parent company guarantor to obtain funds from its subsidiaries by dividend or loan;

•	The nature of any restrictions on the ability of the finance subsidiary issuer to transfer funds to the parent in the form of cash dividends, loans, or advances; and

•	The amount of the finance subsidiary’s restricted net assets (i.e., net assets that cannot be transferred to the parent company in the form of loans, advances or cash dividends

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April 10, 2012

without the consent of a third party) as of the end of the most recently completed fiscal year.

Refer to paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X for guidance. Furthermore, please show us your calculations on whether the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Schedule I may be required pursuant to Rule 5-04 of Regulation S-X.

Response:

We have revised the Registration Statement to provide further detail on the restrictions under the Company’s Term Loan Facility on the ability of the subsidiaries of our parent company guarantor to pay dividends to the parent company guarantor. The revised disclosure clarifies that these restrictions are the same across all subsidiaries, including the finance subsidiary issuer. In addition, we have revised the consolidating footnote to our financial statement to include a description of these restrictions on dividends in accordance with paragraph (i)(9) of Rule 3-10 of Regulation S-X. Please see pages 12, F-22 and F-62 of Amendment No. 1.

With respect to bullets two and three above, the finance subsidiary is a holding company established solely for the purpose of being a co-issuer of the notes and has no assets. Furthermore, the Company has no restricted net assets. Rule 4-08(e)(3) provides that “where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.” There are no restrictions on the ability of subsidiaries of the parent company guarantor, including the issuers, to make investments in, or loans directly to, the parent company guarantor. As a result, we do not believe that we are required to include Schedule I pursuant to Rule 5-04 of Regulation S-X.

44. Your intercompany asset line item on pages F-22 and F-62 exceeds 10% of total assets. Please quantify for us the components of this account balance in each column.

Separately address the equity investment, any intercompany advances and loans, and any intercompany operational receivables. Further, please explain how you determined the current vs. non-current classification of these components as well as the intercompany liability account. Compliance with Rule 10-01(a)(2) of Regulation S-X should be clearly evident.

Response:

The Issuers acknowledge the Staff’s comment and have amended the Registration Statement to show the components of the intercompany asset accounts and intercompany liability accounts. Please see pages F-23, F-24, F-63 and F-66 of Amendment No. 1. Our intercompany accounts are comprised of short-term settlement accounts, long-term intercompany advances and investments in subsidiaries. Short-term settlement accounts generally result from intercompany sales or intercompany charges and are settled via cash remittances on a short-term basis. Long-term intercompany advances are long-term advances that the company does not intend to be repaid until the subsidiary has excess cash flows sufficient to repay the amounts due without impairing the subsidiary’s working capital or upon sale or liquidation of the subsidiary. Some of the intercompany advances are evidenced by loan agreements. As

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April 10, 2012

of September 30, 2011 and December 31, 2011 none of the long-term intercompany advances were expected to be repaid within twelve months following the balance sheet dates.

45. Please amend your filing to include a line item for equity in earnings of subsidiaries on the face of your condensed consolidating statements of operations. See Article 5-03(b)12 of Regulation S-X.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-25, F-26, F-64, F-65, F-67 and F-68 of Amendment No. 1.

46. Please include a column for the finance subsidiary issuer pursuant to Article 3-10(d) of Regulation S-X.

Response:

The Issuers acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-23, F-24, F-25, F-63 and F-64 of Amendment No. 1.

Segment and Geographic Data, page F-17

47. You disclose that the Composites and Environmental Services businesses did not individually meet the materiality threshold for separate disclosure and were combined for presentation and disclosure purposes. However, ASC 280 requires that operating segments be assessed for aggregation prior to application of the quantitative thresholds used to identify reportable segments. Entities may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if (a) combining the information is consistent with the underlying objective and principles in ASC 280; (b) the segments have comparable economic characteristics; and (c) the operating segments share more than half of the aggregation criteria. Please provide to us the CODM reports that support you met the aggregation criteria for the Composites and Environment Services segments. Refer to ASC Section 280-10-50-11 for guidance.

Response:

Management has concluded that the Company has two reportable segments (Chemicals and Plastics) per ASC 280 as disclosed on pages 1, 45, 77, F-17 and F-58. As also disclosed on those pages, the Composites line of business and Environmental Services line of business do not individually meet the quantitative threshold under ASC 280-10-50-12 for separate presentation as reporting segments. The quantitative measurements of these two operating segments at September 30, 2011 and for the period from November 4, 2010 (inception) to September 30, 2011 are:

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April 10, 2012

	Percent of Revenue	Percent of Gross Profit	Percent of Identifiable Assets
Composites	8.5%	8.3%	7.4%
Environmental Services	2.5	7.6	2.6
Total	11.0	15.9	10.0

It was not our intent to aggregate the Composites line of business and Environmental Line of business under the criteria of ASC 280-10-50-11 or ASC 280-10-50-13. We believe labeling this combined information as “Composites and Environmental Services” is more useful than calling the item “Other.” However, respecting the misunderstanding created, we have revised the Registration Statement to reference “Other” rather than “Composites and Environmental Services” in all instances of referring to the combining of information about these other operating segments that are not reportable segments as allowed by ASC 280-10-50-15. In addition, we have revised language on 2, 46, 53, 54, 56, 57, 58, 61, 62, 64, 65, 85, F-18, F-19, F-20, F-58, F-59 and F-60 to clarify the “Other” category.

As requested, the Issuers have provided the most recently available financial information that is provided to our CODM on a regular basis as Schedule B to the Supplemental Letter pursuant to a confidential treatment request. The CODM reporting package consists of monthly business unit reports, a monthly operating report, and a weekly update report. The financial information provided to our Board of Directors is substantially similar to the financial information provided to our CODM.

48. Please amend your filing to present goodwill in total and for each reportable segment. Refer to ASC 350-20-50-1 for guidance.

Response:

The Registration Statement has been revised as requested. Please see pages F-18, F-20, F-59 and F-60 of Amendment No. 1.

Annex A Letter of Transmittal, page A-1

49. Please note that the Exxon Capital Holdings Corp. no-action letter was issued on May 13, 1988. Please revise paragraph 4 accordingly.

Response:

The Registration Statement has been revised as requested. Please see page A-3 of Amendment No. 1.

Undertakings, page II-8

50. Please revise to include only those undertakings that are applicable to your offering. For example, it does not appear that the undertakings contained in Item 512(b) and (e) apply to your offering.

Response:

The Registration Statement has been revised as requested. Please see page II-8 of Amendment No. 1.

Securities and Exchange Commission

April 10, 2012

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Sarah K. Morgan at Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

NEXEO SOLUTIONS, LLC

By:	/s/ Michael B. Farnell, Jr.
Michael B. Farnell, Jr.
Chief Legal Officer

Enclosures

cc:	Jessica Kane, Securities and Exchange Commission
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.

Securities and Exchange Commission

April 10, 2012

Annex I

[NEXEO LETTERHEAD]

April 10, 2012

Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Nexeo Solutions, LLC and Nexeo Solutions Finance Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed April 10, 2012 File No. 333-179870

Dear Ms. Long:

This letter supplements Amendment No. 1 to Form S-4 of Nexeo Solutions, LLC (the “Company”) and Nexeo Solutions Finance Corporation (“Finance Corp” together with the Company, the “Issuers”) with respect to (i) the offer and exchange (the “Exchange Offer”) by the Issuers of $175,000,000 aggregate principal amount of their 8.375% Senior Notes due 2018 (the “Existing Notes”), for a new series of notes bearing substantially identical terms and in the like principal amount (the “Exchange Notes”) and (ii) the guarantees (the “Guarantees”) of certain subsidiaries of the Company listed in the Registration Statement as guarantors (the “Guarantors”) of the Existing Notes and the Exchange Notes. In connection with the above-referenced Registration Statement (the “Registration Statement”), the Issuers hereby confirm and represent as follows:

1. The Issuers are registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of their knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Existing Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own

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April 10, 2012

account in exchange for Existing Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither of the Issuers nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Issuers will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Existing Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Existing Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, NEXEO SOLUTIONS, LLC

By:

Name: Title:

NEXEO SOLUTIONS FINANCE CORPORATION

By:

Name: Title: